Filed pursuant to Rule 424(b)(3)
Registration No. 333-286959
VANECK BNB ETF
SUPPLEMENT NO. 1 DATED SEPTEMBER 11, 2026
TO THE PROSPECTUS DATED MAY 27, 2026
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of VanEck BNB ETF (the “Trust”), dated May 27, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the appointment of BitGo Bank & Trust, National Association as an additional custodian of the Trust’s BNB.

Updates to the Prospectus
The following applies throughout the Prospectus.

References to the BNB Custodian
Anchorage Digital Bank N.A. is referred to in the Prospectus as the “First BNB Custodian” and BitGo Bank & Trust, National Association as the “Second BNB Custodian,” and together they are referred to as the “BNB Custodians.” Each reference in the Prospectus to “the BNB Custodian” is replaced with a reference to the First BNB Custodian, to the Second BNB Custodian or to the BNB Custodians, as the context requires, and each corresponding verb, pronoun and possessive is conformed accordingly. The “Custody Agreement” is renamed the “First BNB Custody Agreement” and the “BNB Account” the “First BNB Account,” and references to the “BNB Custody Agreements” and the “BNB Accounts” mean those of both BNB Custodians, collectively. As of the date of this Prospectus, the Trust has not transferred any BNB to the Second BNB Custodian.
The following disclosure is added to immediately follow “PROSPECTUS SUMMARY—The Trust’s Service Providers—The BNB Custodian” on page 8 of the Prospectus, and that heading is revised to read “The First BNB Custodian.”
The Second BNB Custodian
BitGo Bank & Trust, National Association serves as the Trust’s Second BNB Custodian. The Second BNB Custodian is a national banking association chartered under the laws of the United States and authorized by the Office of the Comptroller of the Currency to exercise custodial powers. The Second BNB Custodian is authorized to serve as a custodian of the Trust’s BNB under the Trust Agreement and pursuant to the terms and provisions of the Second BNB Custody Agreement. The Second BNB Custodian has its principal office at 101 S. Reid Street, Suite 307, PMB #9793, Sioux Falls, South Dakota 57103.
The Second BNB Custodian makes available to the Trust one or more segregated custody accounts controlled and secured by the Second BNB Custodian (each, a “Second BNB Account,” and together with the First BNB Account, the “BNB Accounts”). The Second BNB Custodian’s custodial services allow the Trust to deposit BNB to, and withdraw BNB from, the Second BNB Account pursuant to the Trust’s instructions. To the extent BNB is held in the Second BNB Account, such BNB will be segregated from the property of the Second BNB Custodian and from the assets of its other customers, except for digital assets specifically moved into shared accounts by the Trust. The Trust retains all right, title and beneficial ownership in any BNB held for its benefit by the Second BNB Custodian, and the Second BNB Custodian will not lend, pledge, rehypothecate or otherwise encumber the Trust’s BNB except as expressly authorized by the Trust’s instructions or as required by applicable law. As of the date of this Prospectus, the Trust has not transferred any BNB to the Second BNB Custodian.
The Second BNB Custodian also makes available to the Trust the ability to hold fiat currency in a Fiat Account. For a description of the accounts in which the Second BNB Custodian may hold the Trust’s fiat currency, see “Fiat Accounts” below.

The Second BNB Custodian is required to exercise reasonable care, skill and diligence in performing its duties under the Second BNB Custody Agreement, consistent with standards applicable to a qualified custodian holding assets for institutional clients. The Second BNB Custodian maintains commercially reasonable insurance for its custodial services. The Second BNB Custody Agreement provides that property credited to the Trust’s Second BNB Account is treated as a “financial asset” under Article 8 of the New York Uniform Commercial Code (“Article 8”), the Second BNB Custodian acts as a “securities intermediary,” and such Second BNB Account constitutes a “securities account.”
The following supersedes and replaces the disclosure under “PROSPECTUS SUMMARY—Custody of the Trust’s Assets” on pages 9 and 10 of the Prospectus.

Custody of the Trust’s Assets
The Trust’s BNB is currently held in custody with the First BNB Custodian. The Second BNB Custodian also serves as a custodian of the Trust’s BNB but, as of the date of this Supplement, the Trust has not transferred any BNB to the Second BNB Custodian. Each BNB Custodian safeguards the private keys associated with any BNB held in the Trust’s applicable BNB Account. The BNB Custodians utilize “cold” storage in connection with the custody of the Trust’s BNB.
BNB Accounts
Each BNB Custodian will use segregated cold storage BNB addresses for the Trust’s applicable BNB Account. Any BNB held in a BNB Account is held at addresses on the BNB Smart Chain that are separate from the addresses the applicable BNB Custodian uses for its other customers and that are directly verifiable via the BNB Smart Chain. Each BNB Custodian will at all times record and identify in its books and records that any BNB held for the Trust constitutes the property of the Trust. No BNB Custodian will withdraw the Trust’s BNB from the Trust’s BNB Account with the applicable BNB Custodian, or loan, hypothecate, pledge or otherwise encumber the Trust’s BNB, without the Trust’s instruction, nor will the Sponsor or any other entity or service provider. The Trust will not lease or loan BNB held in the Trust’s BNB Account with the applicable BNB Custodian and will not give instructions to that effect.
The Sponsor has evaluated the BNB Custodians’ respective policies, procedures, and controls for safekeeping, exclusively possessing, and controlling BNB held for the Trust and believes that such policies, procedures and controls are designed consistently with accepted industry practices to protect against theft, loss, and unauthorized or accidental use of the private keys, though the Sponsor does not control the BNB Custodians’ operations or implementation of such policies, procedures and controls and there can be no assurance that they will actually work as designed or prove to be successful in safeguarding the Trust’s assets against all possible sources of theft, loss or damage.
The Trust’s BNB Accounts are not subject to the protections or insurance provided by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Any insurance coverage obtained by or for a BNB Custodian is solely for the benefit of such BNB Custodian and does not guarantee or insure the Trust in any way. Neither the Trust nor Shareholders are named beneficiaries under such policies. The insurance maintained by the applicable BNB Custodian is shared among all of such BNB Custodian’s customers, is not specific to the Trust or to customers holding BNB with the applicable BNB Custodian, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses. There is no third-party insurance held by the Trust or Sponsor on behalf of the BNB Accounts.
Fiat Accounts
The Trust may use fiat accounts (“Fiat Accounts”) at the First BNB Custodian and the Second BNB Custodian, respectively, to facilitate cash movements to counterparties in connection with the purchase and sale of BNB for cash creations and redemptions. In respect of the Fiat Account at the First BNB Custodian, the First BNB Custodian holds the Trust’s cash held in its account at the First BNB Custodian in one or more Customer Omnibus Accounts. “Customer Omnibus Account” means, with respect to fiat currency held for customers of the First BNB Custodian (including the Trust’s cash balance in its Fiat Account), omnibus bank accounts (each an “Omnibus Account”) at Federal Deposit Insurance Corporation insured, regulated depository institutions selected by Anchorage (each, a “Fiat Institution”).

In respect of the Fiat Account at the Second BNB Custodian, the Second BNB Custodian holds the Trust’s fiat currency in one or more customer omnibus accounts, which may consist of (i) deposit accounts established by the Second BNB Custodian at a bank, (ii) money market accounts or money market funds established by the Second BNB Custodian at a bank, or (iii) such other accounts as may be agreed between the Trust and the Second BNB Custodian in writing from time to time. Each such customer omnibus account is maintained in the name of the Second BNB Custodian or in the name of the Second BNB Custodian for the benefit of its customers, is under the Second BNB Custodian’s control and is maintained separately from the Second BNB Custodian’s business, operating and reserve accounts.
The Trust intends to maintain any cash not held in a Fiat Account at the Cash Custodian in accordance with the Cash Custody Agreement. The Trust generally does not intend to hold cash or cash equivalents except temporarily in connection with a cash creation or redemption transaction or to pay expenses. However, there may be situations where the Trust will unexpectedly hold cash on a temporary basis. For additional information, see “CUSTODY OF THE TRUST’S ASSETS” below.
The following supersedes and replaces the risk factor captioned “Security Threats To The Trust’s Accounts With The BNB Custodian Could Result In The Halting Of Trust Operations And A Loss Of Trust Assets Or Damage To The Reputation Of The Trust, Each Of Which Could Result In A Reduction In The Price Of The Shares.” appearing under “Risk Factors” on page 56 of the Prospectus:
Security Threats To The Trust’s Accounts With The BNB Custodians Could Result In The Halting Of Trust Operations And A Loss Of Trust Assets Or Damage To The Reputation Of The Trust, Each Of Which Could Result In A Reduction In The Price Of The Shares.
Security breaches, computer malware and computer hacking attacks have been a prevalent concern in relation to digital assets. The Sponsor believes that the Trust’s BNB held in custody will be an appealing target to hackers or malware distributors seeking to destroy, damage or steal the Trust’s BNB, and will only become more appealing as the Trust’s assets grow. To the extent that the Trust, the Sponsor or the BNB Custodians are unable to identify and mitigate or stop new security threats or otherwise adapt to technological changes in the digital asset industry, the Trust’s BNB may be subject to theft, loss, destruction or other attack.
The Sponsor has evaluated the security procedures in place for safeguarding the Trust’s BNB. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, hack, software defect or act of God that may be borne by the Trust, and the security procedures may not protect against all errors, software flaws or other vulnerabilities in the Trust’s technical infrastructure, which could result in theft, loss or damage of the Trust’s assets. The Sponsor does not control the BNB Custodians’ operations or implementation of such security procedures, and there can be no assurance that such security procedures will actually work as designed or prove to be successful in safeguarding the Trust’s assets against all possible sources of theft, loss or damage.
The security procedures and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of the Sponsor, the BNB Custodians or otherwise, and, as a result, an unauthorized party may obtain access to the Trust’s accounts with the BNB Custodians, the private keys (and therefore BNB) or other data of the Trust. Additionally, outside parties may attempt to fraudulently induce employees of the Sponsor, the BNB Custodians or the Trust’s other service providers to disclose sensitive information in order to gain access to the Trust’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, the Sponsor and BNB Custodians and the Trust’s other service providers may be unable to anticipate these techniques or implement adequate preventative measures. The BNB Custodians are also dependent on key service providers, including, without limitation, their data centers, and if service providers were to cease operations or experience operational problems or security threats, such events could affect the services provided to the Trust by the BNB Custodians.
An actual or perceived breach of the Trust’s BNB Accounts with the applicable BNB Custodian could harm the Trust’s operations, result in partial or total loss of the Trust’s assets, damage the Trust’s reputation and negatively affect the market perception of the effectiveness of the Trust, all of which could in turn reduce demand for the

Shares, resulting in a reduction in the price of the Shares. The Trust may also cease operations, the occurrence of which could similarly result in a reduction in the price of the Shares.
The following disclosure is added to immediately follow “THE TRUST’S SERVICE PROVIDERS—The BNB Custodian” on page 120 of the Prospectus, and that heading is revised to read “The First BNB Custodian.”
The Second BNB Custodian
BitGo Bank & Trust, National Association serves as the Trust’s Second BNB Custodian. The Second BNB Custodian is a national banking association chartered under the laws of the United States and authorized by the Office of the Comptroller of the Currency to exercise custodial powers. The Trust has entered into the Second BNB Custody Agreement with the Second BNB Custodian. The Second BNB Custodian has its principal address at 101 S. Reid Street, Suite 307, PMB #9793, Sioux Falls, South Dakota 57103. As of the date of this Supplement, the Trust has not transferred any BNB to the Second BNB Custodian.
The Second BNB Custodian makes available to the Trust one or more Second BNB Accounts, each of which is controlled and secured by the Second BNB Custodian. The Second BNB Custodian’s custodial services allow the Trust to deposit BNB to, and withdraw BNB from, the Second BNB Account pursuant to the Trust’s instructions. Any digital assets that may be stored in the Second BNB Account will be segregated from the property of the Second BNB Custodian and from the assets of its other customers, except for digital assets specifically moved into shared accounts by the Trust. The Trust retains all right, title and beneficial ownership in any BNB held for its benefit by the Second BNB Custodian, and the Second BNB Custodian will not lend, pledge, rehypothecate or otherwise encumber the Trust’s BNB except as expressly authorized by the Trust’s instructions or as required by applicable law.
The Second BNB Custodian also makes available to the Trust the ability to hold fiat currency in a Fiat Account. For a description of the accounts in which the Second BNB Custodian may hold the Trust’s fiat currency, see “Fiat Accounts” above.
The Second BNB Custodian will hold the private keys associated with any BNB held for the Trust in a Second BNB Account and has represented that it maintains a reasonable and appropriate information security program, including policies and procedures reasonably designed to safeguard its electronic systems consistent with industry standards applicable to qualified custodians. The Second BNB Custodian has agreed to conduct SOC 1 and SOC 2 examinations annually and to provide copies of the resulting reports to the Trust annually, together with bridge letters covering any portion of a year outside the period covered by such reports. The Second BNB Custodian has also established a business continuity plan that is reviewed and updated at least annually.
Under the Second BNB Custody Agreement, the Second BNB Custodian has agreed to exercise reasonable care, skill and diligence in the performance of its duties, consistent with the standards applicable to a qualified custodian holding assets for institutional clients, including safeguarding the Trust’s assets and acting in accordance with the Trust’s instructions. The Second BNB Custodian acts only upon instructions given by the Trust or its authorized persons and authenticated in accordance with agreed security procedures, and has no duty to inquire into or investigate the validity, accuracy or content of any instructions. The Second BNB Custodian may refuse to process or may cancel a pending transaction as required by applicable law, to enforce pre-disclosed or mutually agreed transaction thresholds and conditions, or if it reasonably believes the transaction may violate or facilitate the violation of applicable law.
Under the Second BNB Custody Agreement, the Second BNB Custodian is liable for the loss of digital assets on deposit in the Second BNB Account to the extent that it caused such loss through negligence, fraud or willful misconduct and, in such circumstances, is required to return a quantity of digital assets equal to the quantity of the lost digital assets, subject to the additional terms, limitations and exceptions set forth in the Second BNB Custody Agreement.
The Second BNB Custodian does not own or control the underlying software protocols that govern the operation of BNB. In the event of a fork of the BNB Smart Chain, the Second BNB Custodian may temporarily suspend its operations with respect to BNB and may determine whether to support a branch of the forked protocol, in each case subject to the terms of the Second BNB Custody Agreement. The Second BNB Custodian is generally under no obligation to support airdrops, side chains, forks or other derivative or enhanced protocols, tokens or coins that interact with BNB, subject to the terms of the Second BNB Custody Agreement.
The Second BNB Custody Agreement contains a force majeure provision under which the Second BNB Custodian will not be liable for delays, suspension of operations, failure in performance or interruption of service resulting directly or indirectly from causes or conditions beyond its reasonable control, including specified natural disasters, governmental actions, labor disputes, interruptions in telecommunications, Internet or network-provider services, equipment or software failures and other catastrophes or occurrences beyond its reasonable control.
The Second BNB Custody Agreement contains indemnification obligations applicable to both the Trust and the Second BNB Custodian. Subject to the terms and limitations of the Second BNB Custody Agreement, the Trust is required to indemnify the Second BNB Custodian and specified related persons against certain third-party claims arising from specified circumstances, and the Second BNB Custodian is required to indemnify the Trust and specified related persons for certain losses arising from the Second BNB Custodian’s material breach, failure to exercise reasonable care, fraud or willful misconduct.
The Second BNB Custodian’s liability is subject to the limitations and exclusions set forth in the Second BNB Custody Agreement. Subject to specified exceptions, the Second BNB Custodian generally excludes liability for lost profits and special, incidental, indirect, intangible or consequential damages and limits its aggregate direct liability by reference to fees paid or payable under the Second BNB Custody Agreement during the applicable period preceding the event giving rise to liability.
The Trust and the Second BNB Custodian have agreed that property credited to the Trust’s Second BNB Account will be treated as “financial assets” under Article 8, that the Second BNB Custodian will act as a “securities intermediary” in maintaining each Second BNB Account, and that each Second BNB Account will constitute a “securities account” within the meaning of Article 8. The State of New York is the “securities intermediary’s jurisdiction” for purposes of the Uniform Commercial Code.
The Second BNB Custody Agreement has an initial term of one year and automatically renews for successive one-year periods unless either party provides the notice of non-renewal specified in the Second BNB Custody Agreement. The Second BNB Custody Agreement may also be terminated by either party for an uncured material breach and may be terminated by the Trust under certain other circumstances, in each case subject to the terms, notice requirements and any applicable fees set forth in the Second BNB Custody Agreement.
The Second BNB Custodian may suspend or restrict services or access to the Second BNB Account under the circumstances specified in the Second BNB Custody Agreement, including in connection with legal or regulatory requirements, suspected prohibited activity, security concerns and other circumstances described therein.
The Second BNB Custodian has agreed that, to the extent it may legally do so, it will permit the Trust’s internal auditors or third-party accountants, upon thirty (30) days’ advance written notice, to inspect, take extracts from and audit the records maintained under the Second BNB Custody Agreement, subject to a jointly agreed scope and to limitations protecting its trade secrets, information relating to other clients, and the security of its facilities and services.
The following supersedes and replaces the disclosure under “CUSTODY OF THE TRUST’S ASSETS” beginning on page 124 of the Prospectus.
The Trust’s BNB is currently held in custody by the First BNB Custodian pursuant to the First BNB Custody Agreement. The Second BNB Custodian also serves as a custodian of the Trust’s BNB pursuant to the Second BNB Custody Agreement; however, as of the date of this Supplement, the Trust has not transferred any BNB to the Second BNB Custodian. To the extent the Trust holds BNB with a BNB Custodian, such BNB is maintained in custody accounts established for the benefit of the Trust and is segregated from the applicable BNB Custodian’s own property, subject to the terms of the applicable BNB Custody Agreement.
Each BNB Custodian maintains custody accounts for the Trust pursuant to the applicable BNB Custody Agreement and retains or controls the private keys necessary to provide its custodial services with respect to any

BNB held for the Trust. The Trust’s BNB Accounts are established in the name of, or for the benefit of, the Trust, and the Trust’s interest in any BNB held in such accounts is reflected on the books and records of the applicable BNB Custodian. The account structures, wallet architecture, key-generation processes and related security procedures used by the First BNB Custodian and the Second BNB Custodian are governed by their respective BNB Custody Agreements and operational procedures and are not identical.
Key Storage
The BNB Custodians utilize cold storage in connection with the custody of the Trust’s BNB. Under the First BNB Custody Agreement, the First BNB Custodian is required to securely hold the private keys controlling the Trust’s BNB in offline cold storage and to maintain the Trust’s BNB at segregated blockchain addresses separate from assets held by the First BNB Custodian as principal and from assets of its other customers or any other person. The First BNB Custodian will have no right, title or interest in the Trust’s BNB, and the Trust’s BNB held with the First BNB Custodian will remain the property of the Trust.
Under the Second BNB Custody Agreement, the Second BNB Custodian is required to use commercially reasonable efforts to keep in safe custody the BNB received by it, holds the keys with respect to the Second BNB Account, and is required to identify the BNB as held for the Trust. BNB held in the Second BNB Account is segregated from the Second BNB Custodian’s own digital assets and from the digital assets of its other customers, except for BNB specifically moved into shared accounts by the Trust. The Trust retains all right, title and beneficial ownership in any BNB held for its benefit by the Second BNB Custodian.
Security Procedures
Each BNB Custodian acts as custodian of the Trust’s BNB to the extent BNB is held with such BNB Custodian in accordance with the terms and provisions of the applicable BNB Custody Agreement. Transfers of BNB into or out of the Trust’s applicable BNB Account are subject to the applicable BNB Custodian’s procedures for receiving, approving and authenticating instructions from the Trust or persons authorized by the Trust.
Under the First BNB Custody Agreement, the Trust is required to designate multiple persons authorized to provide instructions on behalf of the Trust, and certain instructions require approval by more than one such authorized person. The First BNB Custodian’s authentication procedures include biometric authentication, which may include fingerprint, facial recognition or voiceprint authentication. Instructions may also be submitted through an application programming interface made available by the First BNB Custodian, subject to the Trust’s obligation to safeguard related API keys.
Under the Second BNB Custody Agreement, actions requested of the Second BNB Custodian require instructions from the Trust or its Authorized Persons that are received and authenticated in accordance with agreed security procedures. The Second BNB Custodian may rely on instructions authenticated in accordance with those procedures and may refuse to process certain instructions or transactions as provided in the Second BNB Custody Agreement.
BNB Accounts are subject to the deposit, withdrawal and security requirements of the applicable BNB Custody Agreement. Under the First BNB Custody Agreement, transfers are subject to blockchain-confirmation requirements and are limited to wallet addresses that have been pre-approved through the First BNB Custodian’s anti-money laundering and sanctions compliance procedures (“Whitelisted Addresses”), and the First BNB Custodian may block or reject a transfer if sanctions screening indicates that the transaction is suspected or determined to violate applicable sanctions laws.
Under the Second BNB Custody Agreement, deposits and withdrawals are subject to the Second BNB Custodian’s applicable procedures and security-verification requirements, including requirements relating to supported digital assets and authenticated withdrawal instructions.
The Trust may change the custodial arrangements described in this Prospectus, as supplemented, at any time without notice to Shareholders. To the extent a change in custodial arrangements is deemed material by the Sponsor, the Trust will notify Shareholders in a prospectus supplement and/or a current report on Form 8-K or in its annual or quarterly reports.
The following supersedes and replaces the disclosure under “MATERIAL CONTRACTS—Custody Agreement” on page 153 of the Prospectus.
BNB Custody Agreements
On November 14, 2025, the Trust entered into a master custody service agreement with Anchorage Digital Bank N.A., as First BNB Custodian, as amended from time to time, including the first amendment thereto dated November 18, 2025 (the “First BNB Custody Agreement”).
Pursuant to the First BNB Custody Agreement, the First BNB Custodian is generally responsible for making the First BNB Account available to the Trust. The responsibilities of the First BNB Custodian also include: (i) maintaining the First BNB Account; (ii) providing the Trust with access to a Fiat Account; (iii) allowing BNB to be deposited from a public blockchain address to the Trust’s First BNB Account; and (iv) allowing BNB to be withdrawn from the First BNB Account to a public blockchain address as instructed by the Trust.
On August 5, 2026, the Trust entered into a custodial services agreement with BitGo Bank & Trust, National Association, as Second BNB Custodian (the “Second BNB Custody Agreement,” and together with the First BNB Custody Agreement, the “BNB Custody Agreements”). Pursuant to the Second BNB Custody Agreement, the Second BNB Custodian makes available to the Trust one or more segregated custody accounts for the receipt, safekeeping and maintenance of the Trust’s BNB, permits deposits and withdrawals pursuant to authenticated instructions, and provides related custodial and settlement services as applicable. The Second BNB Custody Agreement also permits the Trust to hold fiat currency through a Fiat Account as described herein. As of the date of this Prospectus, the Trust has not transferred any BNB to the Second BNB Custodian.
The First BNB Custody Agreement has the term and renewal provisions described in that agreement, including the three-year initial term previously disclosed by the Trust. The Second BNB Custody Agreement has a one-year initial term and automatically renews for successive one-year periods unless either party gives at least sixty (60) days’ notice of non-renewal or the parties otherwise mutually agree, subject in each case to the termination provisions of the applicable agreement.
The following defined terms are added to “APPENDIX A—GLOSSARY OF DEFINED TERMS” beginning on page 166 of the Prospectus. The defined terms “BNB Account,” “BNB Custodian” and “Custody Agreement” are replaced with “First BNB Account,” “First BNB Custodian” and “First BNB Custody Agreement,” respectively.
“BNB Accounts”: The First BNB Account and the Second BNB Account, collectively.
“BNB Chain”: The multi-chain blockchain ecosystem designed to provide scalable, EVM-compatible smart contract execution and decentralized data storage, consisting of three blockchains: BNB Smart Chain, opBNB, and BNB Greenfield.
“BNB Custodian” or “BNB Custodians”: The First BNB Custodian and the Second BNB Custodian, collectively and each individually, a “BNB Custodian.”
“BNB Custody Agreements”: The First BNB Custody Agreement and the Second BNB Custody Agreement, collectively.
“Fiat Account” or “Fiat Accounts”: A fiat currency account made available to the Trust by either BNB Custodian or, collectively, the fiat currency accounts made available to the Trust by the BNB Custodians.
“First BNB Account”: The special account opened by the First BNB Custodian for the purpose of holding the Trust’s BNB and facilitating the transfer of BNB required for the operation of the Trust.
“First BNB Custodian”: Anchorage Digital Bank N.A.

“First BNB Custody Agreement”: The master custody service agreement between the Trust and the First BNB Custodian, dated November 14, 2025, as amended from time to time.
“Second BNB Account”: Each segregated custody account made available by the Second BNB Custodian for the purpose of holding the Trust’s BNB.
“Second BNB Custodian”: BitGo Bank & Trust, National Association.
“Second BNB Custody Agreement”: The agreement which establishes the rights and responsibilities of the Second BNB Custodian, the Sponsor and the Trust with respect to the custody of the Trust’s BNB that may be held in the Second BNB Accounts.